Mail Stop 3561

March 13, 2008

Mr. Terence Ho, Director
Sunburst Acquisitions V, Inc.
P.O. Box 25290
Harbour Building Post Office
Hong Kong
The People's Republic of China

> **Re:** **Sunburst Acquisitions V, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **File No. 000-24483**

Dear Mr. Ho:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services